Exhibit 99.1

Exhibit No.	Exhibit

99.1	1.Press release regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2021;

2.Appointment of Chief Sustainability Officer;

3.Appointments and promotions to and within officer ranks;

4.Separation from service of an officer; and

5.Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

November 4, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2021.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 4, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

                Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2021.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,523 As of September 30, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Jerone H. Tabanera	jhtabanera@pldt.com.ph	8816-8732 / 8894-2399

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 4, 2021

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 8816-8534

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

3Q21 CONSOLIDATED SERVICE REVENUES AND EBITDA HIT ALL-TIME HIGHS OF ₱46.0B AND ₱24.5B, RESPECTIVELY

9M21 CONSOLIDATED SERVICE REVENUES INCREASE 7% TO ₱135.9B

TELCO CORE INCOME UP 10% TO ₱23.1B, ON TRACK TO REACH

FULL YEAR GUIDANCE OF ₱30.0B

HOME REVENUES HIT ₱35.3B, A RECORD 25% INCREASE YEAR-ON-YEAR

FIBER-ONLY HOME REVENUES SURGE 78% FROM 9M20 AND 83% FROM 3Q20 -

TO EXCEED 1M FIBER NET ADDS FOR 2021

ENTERPRISE REVENUES HIT QUARTERLY RECORD OF ₱10.7B,

LED BY WIRELESS, ICT

OOKLA’S FASTEST FIXED NETWORK FOR Q1-Q2 2021 AND MOST RELIABLE 5G NETWORK; ONLY FILIPINO TELCO IN OPENSIGNAL’S

GLOBAL LEADERS FOR 5G EXPERIENCE

9M21 CAPEX AT ₱63.3B, ON TRACK TO MEET FY GUIDANCE

5G NETWORK GROWS TO 6,400 SITES AS OF 3Q21

1.23 MILLION FIBER PORTS BUILT IN 9M21,

TOTAL FIBER PORTS AT 5.3 MILLION

ASIAMONEY : “Most Outstanding Company in the Philippines – Telecommunications Services Sector”

MANILA, Philippines, November 4, 2021 – The Philippines largest, fully integrated telecommunications company PLDT Inc (PLDT) (PSE:  TEL) (NYSE:  PHI) sustained its growth momentum in the third quarter, as customers flocked to the fastest, most reliable network with world-class connectivity, enabling and elevating digital lifestyles beyond COVID-19.

Enhancing PLDT’s existing solutions and services are PayMaya, the fintech arm of Voyager Innovations, and Maya Bank, a soon-to-be-launched digital bank authorized by the Bangko Sentral ng Pilipinas (BSP). With PayMaya, Maya Bank will promote a seamless digital banking experience among customers through its strong affiliation with PLDT and wireless arm Smart Communications Inc (Smart).

“The digital transformation of our country is at the top of the PLDT Group’s agenda,” said Manuel V Pangilinan, Chairman of PLDT, Voyager Innovations, and PayMaya, “and establishing the digital bank is a huge step forward for Voyager and PayMaya. Maya Bank will be a key vehicle in hastening digital adoption among Filipinos through inclusive financial services.”

In the first nine months, PLDT’s Consolidated Service Revenues (net of interconnection costs) rose by 7%, or ₱9.3 billion, to ₱135.9 billion, driven by record-high service revenues of ₱46.0 billion in the third quarter. Also for the third quarter, EBITDA increased by 8% or ₱1.7 billion to a record-high of ₱24.5 billion, marking its fifth consecutive quarter of record growth. For the first nine months, EBITDA increased by 8%, or ₱5.1 billion, to an all-time high of ₱71.1 billion. EBITDA Margin was at 51%.

Telco core income, excluding the impact of asset sales and Voyager Innovations, climbed 10% year-on-year, or ₱2.1 billion, to ₱23.1 billion in the first nine months of 2021, helped by lower tax rates. PLDT remains on track to reach full year telco core income guidance of ₱30.0 billion. Reported net income declined by 4% or ₱0.8 billion to ₱18.8 billion, after taking into account revaluation losses due to the peso’s depreciation this year vis-à-vis the peso appreciation last year.

"As a true customer-centric and leading-edge technology company, our vision is to empower all Filipinos in building a stronger nation - securing a sustainable future for everyone by providing world-class connectivity. We will be relentless towards this vision, which inspires us to deliver more and better," said Alfredo S Panlilio, President and CEO of PLDT and Smart.

Home: Strong 3Q growth, dominates fixed broadband market

Bolstered by strong market demand and responding quickly through aggressive expansion, PLDT’s fiber-to-the-home business delivered record breaking growth for the third quarter. Service revenues hit ₱9.0 billion, up 83% or by ₱4.1 billion from the same period in 2020 for its fiber business.

Total Home revenue grew 25% or ₱7.0 billion to ₱35.3 billion in the first nine months of the year, boosted by the record revenue increase in the third quarter, up 29% or ₱2.8 billion to ₱12.6 billion.

Total fiber capacity of PLDT Home now stands at 5.29 million ports. This is after the completion of 1.23 million fiber ports in 2021. Total target port build-out for the year remains at 1.7 million.

The improved service and the copper migration campaign also led to a reduction of churn. Total churn across legacy and fiber decreased to 1.5% churn rate compared to 2.1% in the first half of 2020. PLDT expects this to decline further in the coming months as the migration program accelerates nationwide and connects more Filipinos to the fastest Fiber in the country.

PLDT Home added a record 324,000 fiber customers in the third quarter, ending September with a market leading fiber customer count of 2.09 million, and bringing total fixed broadband customers to 2.77 million. Having already gained 802,000 new fiber subscribers in the first nine months, PLDT Home is on track to exceed one million net new fiber subscribers this year.

Individual:   GigaLife App drives passions, purpose, powering digital adoption

Individual Wireless revenues grew 3%, or ₱2.0 billion, to ₱65.1 billion in the first nine months, despite challenging market conditions due to limited mobility, economic difficulties and competition.

Data/broadband contributed 80% of the segment’s revenues, with mobile data users reaching 40 million and with Smart 5G growing its revenue contribution as Smart continues to expand its 5G network roll out. Smart 5G subscribers posted a triple-digit year-on-year growth, while data traffic on Smart’s 5G network more than doubled in the third quarter, up 116% from the second quarter of 2021.  In the third quarter alone, average data traffic per month increased by nearly 20x versus the fourth quarter of 2020.

Mobile data revenues in the first nine months grew by 9% or ₱4.4 billion year-on-year, from ₱48.1 billion to ₱52.6 billion, as third quarter promos drove increase in usage. Total data traffic in the first nine months grew 16% year-on-year to 2,458 petabytes. In the third quarter, monthly average data usage per subscriber was 7.7 GB, up 8% versus the second quarter.

As limited mobility confined customers to their homes, revenues from Smart’s fixed wireless solutions grew 88%, or ₱1.2 billion, to ₱2.5 billion.  Fixed wireless subscribers breached the one million mark, increasing 24% versus end-2020.

Key to Smart’s sustained year-on-year growth has been the massive adoption of the GigaLife App.   A powerful engagement platform, it allows subscribers to check their balances, monitor app usage and easily discover Smart’s library of services.  The GigaLife App is envisioned as the “operating system” for a Smart subscriber as it allows linking of different accounts, offers an integrated rewards program and, through GigaPay, links their PayMaya wallet for in-app transactions such as buying load, subscribing to promos, and paying bills. The GigaLife App now has over 10 million users in just a year since its launch in September 2020.

Enterprise: Driving record quarterly revenues in wireless, ICT, catalyzing digital ecosystems, hyperscalers, IoT, Fintech

Catalyzing the establishment and growth of digital ecosystems in the Philippines, encompassing Artificial Intelligence (AI), Internet of Things (IoT), Fintech, and hyperscalers, PLDT Enterprise (ePLDT) recorded the highest ever quarterly revenues for its wireless and ICT businesses, led by BizLoad, broadband, co-location, and cloud services.

Enterprise segment’s revenues grew by 2% or ₱0.6 billion to ₱31.1 billion in the first nine months. In the third quarter, the segment’s revenue grew 2% or ₱0.2 billion to an all-time high of ₱10.7 billion.

The PLDT Group, through ePLDT, will build the first hyperscaler data center in the Philippines, designed to serve massive power and IT requirements of global tech giants.  The new hyperscaler data center, to ground break next year and completed by the first quarter of 2024, will have more power capacity than PLDT’s network of 10 globally certified VITRO data centers combined. It will be telco neutral and will incorporate sustainability in its design and operations.

Supporting this bid to become a hyperscaler hub is PLDT’s current international cable network of 15 global subsea cable systems with total capacity of 19 Tbps. The completion of the Jupiter Cable system slated in Q2 2022 would further increase PLDT’s international capacity to 60 Tbps.

In anticipation of the immense potential of IoT in the Philippines, PLDT and Smart have launched the Internet of Possibilities, a Philippine-first platform allowing enterprises to accelerate IoT initiatives.  Powered by Nokia’s Worldwide IoT Network Grid, the platform will enable enterprises to have full control and visibility of up to hundreds of thousands of interconnected IoT devices, unlocking new use cases. Jumpstarting PLDT and Smart’s broad program to develop world-class 5G technology use cases for industry and enterprises, global port operator ICTSI is set to operate the Philippines’ first 5G-enabled ‘intelligent’ ports.

PayMaya:  Unlocking growth with a digital bank license for Maya Bank, integrating into PLDT’s broader digital ecosystem

PayMaya is the only fintech company in the Philippines operating an end-to-end digital financial services ecosystem with a widely used consumer e-wallet app, the most extensive on-ground agent network via Smart Padala, and the largest non-bank enterprise payments processing business. PayMaya usage surged during the COVID-19 pandemic, reaching over 41 million registered users across its consumer platforms at the end of September.

Last September, the Bangko Sentral ng Pilipinas granted a digital banking license to Maya Bank. The digital bank's primary focus will be the largely unbanked and underserved consumers and micro-, small-, and medium-sized enterprises (MSMEs). It will leverage on PayMaya's successful track record and ready base of consumers and MSMEs, as well as its widest digital payments touchpoints and strong enterprise partnerships.

Through its strong affiliation with PLDT and Smart, Maya Bank will also promote a seamless digital banking experience among customers. Maya Bank will launch by the first quarter of 2022.

“Driving relevant digital innovations, including extending the benefits of digital payments and e-commerce to more Filipinos, is part of our commitment to bring world-class services to our customers,” Panlilio said. “We have integrated financial services into our digital ecosystem by maximizing the synergies among PLDT, Smart, and PayMaya. And that is just the beginning. We will eventually expand this to include other customers, including those we provide with home broadband,” he added.

Network build-out supporting digital lifestyles

To support this expanded digital ecosystem, PLDT and its mobile unit Smart continued their network buildout, bringing total capital expenditures to ₱63.3 billion for the first nine months.  PLDT and Smart are on track to meeting the 2021 full-year capex guidance of at least ₱88 billion.

Network upgrades continue to represent the bulk of capital expenditures, as the Group ensures consistent delivery of superior customer experience.  As of the end of September, PLDT’s extensive fiber infrastructure totaled about 615,000 kilometers, up 17% from end-June and 43% from year end 2020, allowing the potential delivery of fixed broadband connectivity to an estimated 12.7 million homes passed, or more than half of total Filipino households.

This infrastructure complements Smart’s 5G network expansion, supporting 6,400 live 5G sites, surpassing the initial target of 3,800 5G base stations this year. Meanwhile its LTE network covers 96% of the population from Batanes to Tawi-Tawi. As of end-September, Smart’s base stations reached over 72,600.

The network buildout reinforces Smart’s dominance in 5G, widening its lead over rivals and underpinning its claim as the Philippines’ fastest and most extensive mobile network.

Ensuring seamless delivery of more data-driven services, PLDT is on track to expanding its domestic network capacity to 92 Terabits per second (Tbps) by the end of the year, ensuring the seamless delivery of more data-driven services in the country ahead of demand, providing the best possible experience to its customers.

Smart has consistently been recognized for its network superiority by independent third-party firms such as Ookla®, Opensignal and umlaut.

PLDT, on the other hand, has set the benchmark for internet speeds in the Philippines with its consistent wins as the ‘fastest fixed network’, according to Speedtest Awards™, presented by Ookla®.

PLDT also clinched the Most Outstanding Company in the Philippines award under the Telecommunications Services Sector category of Asiamoney’s 2021 Outstanding Companies Poll. Over 1,071 fund managers, analysts, bankers and ratings agencies took part in the voting.  Over 5,787 votes were received for publicly listed companies across 13 markets in Asia.

Sustainability:  Connection, Conservation, Concern and Commitment

Sustainability is core to how PLDT runs its businesses and a key pillar of its transformation. Under Environment, PLDT’s sustainability agenda includes efforts to reduce PLDT’s carbon footprint by using new technologies in its network rollout.  These include deploying carbon fiber towers and green towers using fuel cell technology that emit less carbon dioxide, while also achieving cost and operational efficiencies with minimal downtime, supporting PLDT’s priorities on elevating customer experience and achieving cost efficiencies.

The ongoing upgrade of PLDT’s copper facilities to fiber allows PLDT to operate a network that uses less energy.  A fiber network uses at least seven times less energy than a copper network.  PLDT has also embarked on using electric vehicles as part of its Green Fleet Program.

Under the Social pillar, PLDT’s efforts toward digital inclusion are positioned alongside initiatives promoting a safe online environment for all. As part of its commitment, PLDT has maintained robust and extensive cybersecurity and data privacy solutions, reinforcing safe spaces online.  In the third quarter, PLDT blocked a record of nearly 90,000 online child abuse links and sites hosting explicit content involving minors, doubling down on its efforts to quash the unprecedented proliferation of online sexual abuse and exploitation of children or OSAEC, a phenomenon spurred by the COVID-19 lockdowns.

PLDT also continues to foster inclusion, whether it be providing a safe workplace that embraces diversity, or financial inclusion through PayMaya. Enabling marginalized communities through technology, Smart’s corporate social responsibility programs and advocacies such as School-in-a-Bag and FarmSmart provide digital tools and training for remote learning communities and farmers nationwide, helping ensure no one is left behind in the increasingly digital new normal.

With respect to the Governance pillar, PLDT has always been committed to the highest standards of business ethics and corporate governance requirements among Philippine corporates. PLDT’s listing on the NYSE has required the company to also comply with the US Securities and Exchange Commission’s (SEC) governance standards, including Sarbanes Oxley Act Section 404 requirements for internal controls over financial reporting.

In June 2021, PLDT separated its Chairman and CEO roles with the appointment of Al Panlilio as President and CEO. The PLDT Board is currently composed of mostly independent directors and non-executive directors with a wide range of business experience, including three female directors out of the 13 members.

PLDT also has Board committees with specific mandates to oversee Data Privacy and Information Security, and Corporate Sustainability.

These initiatives are aligned with PLDT’s Sustainability Principles, which are anchored on 4C’s: Connection, Conservation, Concern and Commitment, highlighting PLDT’s focus on connecting Filipinos, managing environmental impact, and advocating for an inclusive culture.

Conclusion

PLDT President Al Panlilio expressed his pride and satisfaction at the Company’s results to-date, stating “We are cautiously optimistic that as the economy reopens, we are best-positioned to serve our customers through the new normal, as evidenced by our strong results for the first nine months of 2021. While all business units continue to show solid performance, this is more apparent in the Home business, where we pushed record installations in recognition of the connectivity needs of our customers.”

As quarantine restrictions further ease, PLDT Chairman Manuel V Pangilinan underscored the Company’s commitment to sustaining its radical leadership amid rapidly shifting patterns of business, underpinned by world-class customer experience and enablement of enterprises’ digitalization.

“In many ways, we have to adopt revolutionary aspects of leadership, adapting to abrupt changes where really needed, while maintaining the values that are important to the Company,” Pangilinan said. “At the center of it all is the customer experience.  In the old days, the value of companies was defined mainly by traditional metrics. Nowadays, companies are measured on two additional metrics which define their market value: Sustainability and Digitalization. These are no longer options but imperatives.”

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	September 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	290,676	260,868
Right-of-use assets	20,187	18,303
Investments in associates and joint ventures	54,081	52,123
Financial assets at fair value through profit or loss	380	380
Debt instruments at amortized cost – net of current portion	100	1,153
Investment properties	896	895
Goodwill and intangible assets	62,556	65,329
Deferred income tax assets – net	15,935	19,556
Derivative financial assets – net of current portion	48	—
Prepayments – net of current portion	90,642	66,109
Contract assets – net of current portion	588	668
Other financial assets – net of current portion	2,957	2,915
Other non-financial assets – net of current portion	121	109
Total Noncurrent Assets	539,167	488,408
Current Assets
Cash and cash equivalents	18,088	40,237
Short-term investments	743	989
Trade and other receivables	21,505	22,053
Inventories and supplies	4,848	4,085
Current portion of contract assets	1,702	1,799
Current portion of derivative financial assets	93	22
Current portion of debt instruments at amortized cost	1,224	—
Current portion of prepayments	17,157	10,657
Financial assts at fair value through other comprehensive income	—	168
Current portion of other financial assets	7,069	7,172
Current portion of other non-financial assets	723	256
Total Current Assets	73,152	87,438
TOTAL ASSETS	612,319	575,846

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	—	(21)
Capital in excess of par value	130,312	130,312
Other equity reserves	—	19
Retained earnings	26,738	25,652
Other comprehensive loss	(39,178)	(35,652)
Total Equity Attributable to Equity Holders of PLDT	112,970	115,408
Noncontrolling interests	4,255	4,257
TOTAL EQUITY	117,225	119,665

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	September 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	235,465	205,195
Lease liabilities – net of current portion	17,231	15,982
Deferred income tax liabilities	160	726
Derivative financial liabilities – net of current portion	165	360
Customers’ deposits	2,268	2,371
Pension and other employee benefits	12,274	13,342
Deferred credits and other noncurrent liabilities	5,951	4,668
Total Noncurrent Liabilities	273,514	242,644
Current Liabilities
Accounts payable	93,292	82,413
Accrued expenses and other current liabilities	109,095	107,759
Current portion of interest-bearing financial liabilities	10,494	17,570
Current portion of lease liabilities	4,462	4,043
Dividends payable	1,688	1,194
Current portion of derivative financial liabilities	69	176
Income tax payable	2,480	382
Total Current Liabilities	221,580	213,537
TOTAL LIABILITIES	495,094	456,181
TOTAL EQUITY AND LIABILITIES	612,319	575,846

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2021 and 2020

(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2021	2020	2021	2020
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	138,460	127,849	46,867	44,367
Non-service revenues	5,396	5,373	1,366	2,120
	143,856	133,222	48,233	46,487
EXPENSES
Selling, general and administrative expenses	59,318	51,129	19,536	16,941
Depreciation and amortization	37,193	31,587	12,839	10,690
Cost of sales and services	9,549	9,077	2,852	3,461
Asset impairment	4,380	6,420	941	2,943
Interconnection costs	2,566	1,260	839	619
	113,006	99,473	37,007	34,654
	30,850	33,749	11,226	11,833

OTHER EXPENSES – NET	(6,419)	(6,168)	(3,503)	(1,371)
INCOME BEFORE INCOME TAX	24,431	27,581	7,723	10,462

PROVISION FOR INCOME TAX	5,362	7,681	1,722	2,985
NET INCOME	19,069	19,900	6,001	7,477
ATTRIBUTABLE TO:
Equity holders of PLDT	18,847	19,687	5,925	7,407
Noncontrolling interests	222	213	76	70
	19,069	19,900	6,001	7,477
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	87.03	90.92	27.36	34.22
Diluted	87.03	90.92	27.36	34.22

	PLDT Consolidated
	Nine Months
(Php in mn)	2021	2020	% Change

Total revenues	143,856	133,222	8%

Service revenues (a)	138,460	127,849	8%

Expenses (b)	113,006	99,473	14%

EBITDA, ex-MRP (c)	71,081	65,950	8%
EBITDA Margin	51%	52%

Income before Income Tax	24,431	27,581	(11%)

Provision for Income Tax	5,362	7,681	(30%)

Net Income - Attributable to Equity Holders of PLDT	18,847	19,687	(4%)

Telco Core Income (d)	23,095	20,965	10%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	138,460	127,849	8%
Interconnection costs	2,566	1,260	104%
Service Revenues, net of interconnection costs	135,894	126,589	7%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in 9M2021 (P265mn) and 9M2020 (P86mn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
alchua@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

November 4, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio  Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 4, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,523 As of September 30, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 4, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Election or Appointment of Officers) and Item 9 (Other Events)

A.	We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 4, 2021, the Board confirmed or approved the following:

1.

Appointment of Ms. Melissa V. Vergel de Dios as Chief Sustainability Officer, effective on November 4, 2021. Ms. Vergel de Dios is a First Vice President of the Company and concurrently the Head of the Corporate Sustainability Office and Head of Investor Relations.

2.	Appointment of the following new officers to the positions, and effective on the dates, indicated opposite their respective names:

Name	Position/Title	Effectivity Date
Maria Carina J. Amparo	FVP/People Group Business Partnering Head	May 1, 2021
Ma. Delia V. Villarino	VP/Enterprise Revenue Group 3 Head	May 16, 2021
Melvin Jeffrey C. Chan	VP/IOT Business Development & Enterprise Innovations Head	June 1, 2021

Ms. Maria Carina J. Amparo is a senior human resources professional with deep expertise in the Pan-Asia Region. Prior to joining PLDT in May 2021, she worked at Citigroup Regional Office (based in HongKong) as Director, Senior Regional Human Resources Business Advisor, Global Functions HR Team Lead, Human Resources Asia Pacific from June 2015, Senior Vice President, Regional Human Resources Business Partner, Global Functions (April 2006 to May 2015) and Vice President, Regional Human Resources Business Partner, Global Transactions Services (November 2004 to April 2006). She was the Country Human Resources Officer at Citibank Vietnam from June 2002 to November 2004 and the Country Training Officer and Recruitment Specialist, Corporate and Investment Bank of Citibank Philippines from April 2000 to June 2002, and from April 1998 to April 2000, respectively. She also served as Supervising Consultant, Organization Change and People Management of SGV in 1998, and as Associate Consultant/Research Associate of Ward Howell Philippines (Executive Search Consultants) from 1991 to 1994. Ms. Amparo graduated with a Bachelor of Arts Degree Major in Political Science from the University of the Philippines and obtained a Master of Arts Degree, Institute of Labor and Industrial Relations from the University of Illinois, Urbana-Champaign, Illinois, U.S.A.

Ms. Ma. Delia V. Villarino was the Client Director in charge of IBM Phils.’ strategic partnership with a Philippine conglomerate from January 2015 until she joined PLDT in May 2021. She served as IBM Phils.’ Cross Brand Enterprise Sales Unit Head in charge of telecommunications, media and entertainment, energy and utilities, manufacturing and electronics industries from January 2014 to December 2014. She also headed the Communications Sector Group (Telecommunication, Media, Energy and Utilities) from January 2010 to  December 2013. Before that, she was Enterprise Business Solutions Manager – IBM Software Group, Country Manager for IBM Mainframe – IBM Hardware Group and held various positions in Sales from from 1997 to 2009. Ms. Villarino obtained a double degree major from De la Salle University, Bachelor of Arts Degree in Political Science and Bachelor of Commerce Degree in Marketing Management. She also attended the IBM Executive training, Business Industry and Insight program of Wharton at Singapore Management University.

Mr. Melvin Jeffrey C. Chan has over 17 years of professional experience in information technology and telecommunications across functional domains such as sales, technical sales, operations, business development, product management, strategy, innovations and research and development. He worked at Ericsson for over 14 years and was the Senior Engagement Director for global market, Managed Services Networks from May 2020 until he joined PLDT in June 2021. His previous key positions in Ericsson included IoT Sales Engagement Director, Technology & New Business, for several markets including North East Asia, Middle East and Africa, from January 2017 to April 2020; Global Director for Sales and Commercial Strategy, Industry and Enterprises Segment from January 2016 to December 2016; Global Director for Sales and Engagement Excellence, Group Function Sales and Marketing, Sweden from November 2011 – 2016; and Head of Business Operation and Development, Sub-Saharan Africa from January 2014 to July 2014. Mr. Chan graduated with a Bachelor of Science Degree in Manufacturing and Management from De La Salle University and obtained his Master’s Degree in Electronics Engineering from University of Tokyo through a full-time scholarship from Panasonic.

3.	Promotion of the following incumbent officers of the Company to higher officer ranks, and effective on the dates, indicated opposite their respective names:

Name	From	To	Effectivity Date
Benedict Patrick V. Alcoseba	VP/Disruptive Business Head	FVP/Enterprise Product & Marketing Head	November 4, 2021
Joseph Michael Vincent G. Co	VP/People Group Operations Head	FVP/People Services & Enablement Head	November 4, 2021
John John R. Gonzales	VP/Enterprise Digital Solutions Head	FVP/Enterprise Digital Solutions Engagement and Tech Services Head	November 4, 2021
Patrick S. Tang	VP/HOME Customer Management Head	FVP/HOME Customer Management Head	November 4, 2021

4.	Promotion of the following executives of the Company as officers, to the positions, and on the effective dates, indicated opposite their respective names:

Name	From	To	Effectivity Date
Abner Tito L. Alberto	AVP/Stock and Liability Insurance Head and Assistant Corporate Secretary	VP/Corporate Services and Liability Management Insurance Head and Assistant Corporate Secretary	November 4, 2021
Benjamin Jose C. Causon Jr.	AVP/Consumer Service Area-GMM East Head	VP/GMM East Area Operations Management Head	November 4, 2021
Ramil C. Enriquez	AVP/HOME Business & Consumer Analytics Head	VP/HOME Business & Consumer Analytics Head	November 4, 2021
Ser John S. Layug	AVP/Luzon Project Management Head	VP/Luzon Project Management Head	November 4, 2021
Mark David P. Martinez	AVP/Subsidiaries Services Head	VP/Revenue Contracts Head	November 4, 2021

5.

Declaration of cash dividend in the total amount of ₱12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2021, payable on December 15, 2021 to the holder of record on November 19, 2021.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2021, which are sufficient to cover the total amount of dividend declared.

B.	We also disclose the separation from service of Mr. Juan Victor I. Hernandez, a Senior Vice President of the Company, effective November 16, 2021.

The aforementioned event is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 4, 2021

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  November 4, 2021